Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 2,28,169 units in Q3FY23

Grows by 14% over Q3FY22

Mumbai, January 3, 2023: Tata Motors Limited today announced its sales in the domestic & international market, for Q3FY23, which stood at 2,28,169 units, compared to 1,99,634 units during Q3FY22.

Domestic Sales Performance:

Category	Dec’22	Dec’21	Growth	Q3FY23	Q3FY22	Growth
Total Domestic Sales	72,997	66,307	10%	2,23,001	1,89,531	17.7%

Commercial Vehicles:

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors commercial vehicles domestic sale in Q3FY23 at 91,704 units grew 1.3% over Q3FY22, while being 2% lower than those recorded in Q2FY23. Our continued focus on retail during the quarter resulted in retail sales surpassing wholesale by 13% in December’22, by 6.3% in Q3FY23, and reducing inventory as we transition towards BSVI phase-2 norms. The growth in Q3FY23, was led by stronger sales of MHCVs (+35% vs Q3FY22) and a robust recovery in passenger carriers demand (+84% vs Q3FY22). Improving fleet utilizations, pick up in road construction projects and increase in cement consumption catalysed the demand recovery for MHCVs. CV exports, however, remained subdued due to the prevailing economic situation in most overseas markets. Going forward, we expect a good replacement demand, especially in MHCVs in Q4 FY23, as we also maintain a close watch on the evolving geopolitical situation, inflation and interest rate risks on both the supply and demand.”

Category	Dec'22	Dec'21	Growth	Q3 FY23	Q3 FY22	Growth
M&HCV	10,885	8,106	34.3%	29,624	22,016	34.6%
I&LCV	4,548	5,130	-11.3%	12,093	15,828	-23.6%
Passenger Carriers	2,694	1,380	95.2%	6,494	3,521	84.4%
SCV cargo and pickup	14,827	16,392	-9.5%	43,493	49,164	-11.5%
Total CV Domestic	32,954	31,008	6.3%	91,704	90,529	1.3%
CV Exports	995	3,143	-68.3%	4,210	9,541	-55.9%
Total CV	33,949	34,151	-0.6%	95,914	1,00,070	-4.2%

Domestic sale of MH&ICV in Q3FY23, including trucks and buses, stood at 40,391 units, compared to 33,753 units in Q3FY22. Total sales for MH&ICV Domestic & International Business in Q3FY23, including trucks and buses, stood at 42,369 units, compared to 37,887 units in Q3FY22.

Passenger Vehicles:

Mr. Shailesh Chandra, Managing Director, Tata Motors Passenger Vehicles Ltd. and Tata Passenger Electric Mobility Ltd. said, “For Tata Motors passenger vehicles, CY22 has been a momentous year as we outpaced industry growth and crossed the distinctive milestone of 5 lakh units comfortably to post wholesale of 526,798 units. Last quarter (Q3FY23) was one of the best quarters for the PV industry with strong retails from new launches, robust festive demand, and adequate supply of vehicles. Tata Motors PV posted the highest ever quarterly and monthly retails in Q3FY23 and Dec’22, respectively. We also crossed the coveted 50,000 units of monthly retail for the first time. Wholesales recorded in Q3FY23 were of 131,297 units (growth of 32.6% vs Q3 FY22) and in Dec’22 of 40,043 units (growth of 13.4% vs Dec’21) with the popular SUV range continuing to contribute to two-third of the sales volumes. EVs posted their highest ever sales in Q3FY23 at 12,596 units (growth of 116.2%) and crossed the landmark cumulative sales milestone of 50,000 units. Tiago.ev received tremendous response, post the bookings opening during the quarter; deliveries to start in Jan’23. Going forward, we expect the growth momentum for EVs to remain strong with their rising popularity and the announcement of progressive policies by several states. Overall, we expect the PV industry to continue witnessing robust demand in the next quarter. We intend to remain vigilant and closely monitor any possible impact on the supply side due to rising COVID case globally”

Business / Category	Dec'22	Dec'21	Growth	Q3 FY23	Q3 FY22	Growth
PV Domestic	40,043	35,299	13.4%	1,31,297	99,002	32.6%
PV IB	364	163	123.3%	958	562	70.5%
PV Total (includes EV)	40,407	35,462	13.9%	1,32,255	99,564	32.8%
EV IB + Domestic	3,868	2,355	64.2%	12,596	5,826	116.2%

Includes sales of Tata Motors Passenger Vehicles Limited, a subsidiary of Tata Motors Limited.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.